Exhibit 4

Horace Mann Life Insurance Company	A Stock
Company
1 Horace Mann Plaza
Springfield, Illinois 62715
1-800-999-1030

Individual Flexible Premium Deferred

Variable Annuity Contract

Any payments and values under this contract which are based on investment results of the Separate Account are variable and not guaranteed.

This is a nonparticipating policy under which no dividends are paid.

Executed for the Company at its Home Office in Springfield, Illinois on its Issue Date.

President	Corporate Secretary

Right to Examine Your Contract. If You are not satisfied with this contract for any reason, You may return it to Horace Mann Life Insurance Company, P.O. Box 4657, Springfield, Illinois 62708-4657, or to the agent from whom You purchased it within 30 days after You receive it. Return of this contract by mail is effective on being postmarked, properly addressed and postage prepaid. We will return the greater of the premium payments made for this contract, less any withdrawals and any outstanding loan balance, or the Account Value less any applicable premium bonus within 10 days after We receive the returned contract. Upon return of the contract, it shall be void as if none had been issued. Read Your Contract Carefully.

Individual Flexible Premium Deferred

Variable Annuity Contract

THIS IS A LEGAL CONTRACT READ IT CAREFULLY.

This is a legal contract between You and Horace Mann Life Insurance Company. It sets forth, in detail, the rights and obligations of both You and the Company.

Horace Mann Life Insurance Company promises to pay You an annuity starting on the Annuity Date. If You die prior to the Annuity Date, We will pay the Death Benefit to the Beneficiary(ies), upon receipt of Proof of Death.

Please Examine the Application. We issued this contract based on the answers in the application. If all answers are not complete and true, Your contract may be affected.

Summary of the Contract

This individual flexible premium deferred variable annuity provides annuity payments, which will be paid to You starting on the Annuity Date. Withdrawal and surrender rights and a Death Benefit are provided prior to the Annuity Date.

Prior to the Annuity Date and subject to the rights of any Irrevocable Beneficiary or assignee, You may:

•	withdraw any portion of the Account Value (a surrender charge may apply);

•	change the Beneficiary(ies);

•	change the anticipated Annuity Date;

•	exercise the other rights provided to the owner of this contract.

This is only a summary of the contract terms. More detailed provisions of this contract will control. The provisions are set forth in the following sections:

General Definitions

When these words are used in this contract, they have the meaning stated.

“Annual Maintenance Fee”

An annual charge deducted for administrative expenses. This charge is shown on the Annuity Data pages.

“Account Value”

The Fixed Account Value plus the Variable Account Value.

“Annuitant”

The Natural Person whose life determines the annuity payment(s) made under this contract.

“Annuitized Value”

The amount applied to purchase annuity payments under this contract. It is equal to the Account Value on the Annuity Date, less any applicable premium tax.

“Annuity Date”

The date on which annuity payments begin.

“Beneficiary(ies)”

The person(s) designated to receive the Death Benefit upon Your death or under certain circumstances any remaining annuity payments.

“Contract Anniversary”

The same day and month as the Issue Date for each succeeding year of this contract.

“Contract Date”, “Issue Date”

The date when this contract became effective if You are then living and the premium has been paid. The Issue Date is shown on the Annuity Data pages.

“Contract Year”

A period of twelve months beginning on the Issue Date or any Contract Anniversary.

“Death Benefit”

The amount paid to the Beneficiary(ies) if You die prior to the Annuity Date.

“Fixed Account”

An interest-bearing account set up to receive Your Net Premium, any applicable premium bonus and the transfers allocated to it. It is invested along with other insurance funds in our general account.

“Fixed Account Value”

The dollar value of the Fixed Account prior to the time annuity payments begin.

“Home Office”

The mailing address and telephone number of Our Home Office are: 1 Horace Mann Plaza, Springfield, Illinois 62715; 800-999-1030.

“Irrevocable Beneficiary”

A Beneficiary whose rights cannot be revoked without such Beneficiary’s written approval.

“Issue Age”

The age of the Annuitant at the time this contract was issued (Issue Date) determined by the Annuitant’s last birthday.

“Natural Person”

A living individual or trust entity that is treated as an individual for Federal Income Tax purposes under the Internal Revenue Code.

“Net Premium”

The premium(s) paid to Us under this contract less any applicable premium tax.

“Proof of Death”

(1) A completed claimant’s statement as provided by Us; and (2a) a certified copy of the death certificate; or (2b) any other proof of death satisfactory to Us, including but not limited to a certified copy of a decree of a court of competent jurisdiction certifying death, or a written statement by a medical doctor who attended the deceased at the time of death; and (3) any additional forms, documentation, and written payment instructions necessary to process a Death Benefit claim, in a form satisfactory to Us.

“Proof of Disability”

(1) A completed waiver of disability form as provided by Us; or (2) any other proof satisfactory to Us.

“Separate Account”

The segregated asset account which receives and invests the Net Premium, any applicable premium bonus and transfers allocated to it. The assets of the Separate Account are segregated from Our other assets and shall not be chargeable with liabilities arising out of any other business We may conduct. The Separate Account consists of various Subaccounts.

“Subaccount”

A subdivision of the Separate Account that purchases shares of a corresponding Underlying Fund. Subaccounts with Net Premium payment allocations as of the Issue Date are shown on the Annuity Data pages.

“Surrender Value”

The amount You would receive upon surrender of this contract. It is equal to the Account Value less any applicable surrender charges and a proportionate amount of any applicable Annual Maintenance Fee.

“Underlying Funds”

Open-end diversified management investment companies registered under the Investment Company Act of 1940, as amended. Information about these companies is contained in the current prospectuses. Each Underlying Fund has a specific investment objective as stated in the prospectus.

“Valuation Date”

Any day on which the New York Stock Exchange is open for trading and on which the net value of each share of the Underlying Fund(s) is determined.

“Valuation Period”

The period from the end of a Valuation Date to the end of the next Valuation Date, excluding the day the period begins and including the day it ends.

“Variable Account”

Your portion of the Separate Account set up to receive the Net Premium, any applicable premium bonus and transfers allocated to it.

“Variable Account Value”

The dollar value of the Variable Account prior to the time annuity payments begin.

“Variable Accumulation Unit”

A measure used to determine the value of a Subaccount at or before the time annuity payments begin.

“Variable Annuity Unit”

A measure used to determine the amount payable from a Subaccount for an annuity payment.

“We”, “Us”, “Our”, “Company”

Horace Mann Life Insurance Company.

“Withdrawal”

A reduction in the Account Value, not including surrender or loans, as requested by You. It is equal to the amount We distribute, per Your request, and any applicable surrender charge.

“You”, “Your”

The owner(s) of this contract.

General Contract Information

Ownership

The Annuitant is the owner if no other person is named in the application as owner. Unless You provide otherwise, You may exercise all rights granted by this contract, subject to the rights of any Irrevocable Beneficiary or assignee.

You may assign this contract or the interest therein to another, unless prohibited by the Internal Revenue Code or any Irrevocable Beneficiary designation has been made. You must do so in writing in a form satisfactory to Us and file the assignment with Us. No assignment is binding on Us until We receive it at Our Home Office. When We receive an assignment, Your rights and those of the Beneficiary(ies) will be subject to the assignment. We are not responsible for the validity of the assignment.

Annuitant

The Annuitant is the person named on the Annuity Data pages on whose life annuity payments are based. The Annuitant must be a Natural Person. If the sole Annuitant dies prior to the Annuity Date and the Death Benefit is not payable, the new Annuitant will be the youngest owner.

You may name a new Annuitant before the Annuity Date by submitting to Us a signed request in a form satisfactory to Us. Upon receipt at Our Home Office, Your request is effective as of the date You signed it. We are not liable for any action We take before receiving Your request.

Beneficiary(ies)

The Beneficiary(ies) will receive their portion of the Death Benefit or under certain circumstances, their portion of any remaining annuity payments when You die. The Beneficiary(ies) will be the person(s) named as such in the application, unless later changed.

You may name new Beneficiaries, subject to the rights of any Irrevocable Beneficiary or assignee, by submitting to Us a signed request in a form satisfactory to Us. Upon receipt at Our Home Office, Your request is effective as of the date You signed it, subject to any action We took before We received Your request.

If You do not name a Beneficiary or if the Beneficiary named is no longer living, the Beneficiary(ies) will be:

•	Your spouse if living, otherwise;

•	Your children equally, if living, otherwise;

•	Your estate.

We will pay multiple Beneficiaries according to the most recent written instructions We have received from You at Our Home Office. If We do not have any written instructions, We will pay the Death Benefit or any remaining annuity payments in equal shares to the Beneficiaries. If there is more than one Beneficiary in a class and one of the Beneficiaries predeceases You, We will pay the Death Benefit or any remaining annuity payments in equal shares to the surviving Beneficiaries in that class.

Accumulation Phase

Premium payments

This is a flexible premium contract. Your proposed premium payments and any lump sum premiums are shown on the Annuity Data pages. Additional premium payments can be made at any time prior to the Annuity Date. The minimum premium payments are shown on the Annuity Data pages. The maximum premium limits shown on the Annuity Data pages will be governed by the laws of Your state and IRS regulations. All premiums are payable to Us at

Our Home Office. A receipt will be provided if requested.

The Net Premium will be allocated to the Fixed Account and/or Variable Account as You elected in Your most recent allocation instructions. Any applicable premium bonus will be allocated in the same manner as the Net Premium. We reserve the right to set a maximum number of Subaccounts to which allocations can be made.

The Net Premium is processed as of the date We receive it in Our Home Office.

Additional Net Premium payments received after the initial Net Premium will be processed as of the end of the Valuation Period during which We receive Your payment at Our Home Office. Details on how the initial Net Premium is processed can be found in the Separate Account prospectus.

You may stop or resume payments before the Annuity Date, if this contract has not been surrendered or terminated.

If You surrender Your contract, You may receive an amount less than the Account Value because a surrender charge may apply.

If no premium has been received for two years and the Account Value to be applied under any annuity option is less than $2,000 or not enough to provide an initial annuity payment of at least $20, and federal tax law and state law permit, We reserve the right to:

•	change the payment frequency to make the initial payment at least $20; or

•	terminate the contract and pay You the Account Value in a lump sum. Thereafter, We will be free of any liability for this terminated contract.

Fixed Account Value

The Fixed Account Value is increased by the Net Premium allocated to it, any applicable premium bonus allocated to it, any transfers from the Variable Account, and the interest credited.

The Fixed Account Value is decreased by: any withdrawals, any transfers to the Variable Account, any outstanding loan balance; any Surrender Value, Death Benefit, or Annuitized Value paid or applied; and contract charges.

Fixed Account interest

Guaranteed interest will be credited to the Fixed Account Value daily. We may pay interest in excess of the guaranteed amount. This interest may vary from time to time and is not guaranteed. We begin crediting interest to any Net Premium received after the initial Net Premium, and any applicable premium bonus from the date We receive the Net Premium in Our Home Office. We begin crediting interest to transfers from the Variable Account from the date We receive the transfer request in Our Home Office or as of a future date per Your request.

We will deduct any applicable Fixed Account rider charges from any interest We may pay in excess of the guaranteed amount. If this amount is not sufficient to cover the charges, We may also deduct any applicable Fixed Account rider charges from any applicable premium bonus allocated to the Fixed Account and the guaranteed interest on that bonus.

Variable Account Value

The Variable Account will receive the Net Premium allocated to it plus any applicable premium bonus allocated to it and dollar amounts transferred from the Fixed Account. We will allocate these amounts, as You instruct, to the Subaccount(s) of Our Separate Account. Transfers of Account Value will be processed as of the end of the Valuation Period of the later of the date We receive Your request in Our Home Office or as of a future date per Your request.

The number of Variable Accumulation Units You have in a Subaccount on any date is equal to:

•	the sum of Variable Accumulation Units that have been added through Net Premium and any applicable premium bonus and transfers; minus

•	the sum of Variable Accumulation Units that have been deducted through any withdrawals or transfers; any Surrender Value or Death Benefit paid; any Annuitized Value applied; and contract charges.

Within each Subaccount, the value of a Variable Accumulation Unit is determined on a Valuation Date by:

•	valuing the underlying securities within a Subaccount, and adding any dividends or other distributions;

•	deducting operating expenses, the mortality and expense risk fee and applicable rider charges; and

•	dividing the results by the outstanding number of all Variable Accumulation Units of that Subaccount.

The increase or decrease in the number of Variable Accumulation Units from a particular transaction is determined by dividing the dollar amount of the transaction by the value of a Variable Accumulation Unit of the appropriate Subaccount(s) as of the end of the Valuation Period in which the transaction occurred.

The value of the net assets in the Separate Account shall be taken at their fair market value, or where there is no readily available market, their fair value, as determined in accordance with generally accepted accounting practice and applicable laws and regulations.

Separate Account

The Separate Account is registered with the Securities and Exchange Commission as a unit investment trust under the Investment Company Act of 1940, as amended. The Separate Account also is subject to the laws of the State of Illinois.

Although We own the assets in the Separate Account, these assets are held separately from Our other assets and are not part of Our general account. The assets in the Separate Account are used to support the operation of and provide the variable values and benefits for this contract and other similar contracts. With respect to the Separate Account, income, gains and losses, whether realized or unrealized, from assets allocated to the Separate Account are credited to or charged against the Separate Account, without regard to the income, gains or losses of Our general account or any other separate account. The portion of the assets of the Separate Account equal to the reserves and contract liabilities of the Separate Account are not chargeable with liabilities that arise from any other business that We conduct. We have the right to transfer to Our general account any assets of the Separate Account that are in excess of such reserves and other liabilities.

Subaccounts

The Separate Account is divided into Subaccounts. The Subaccounts You elected under this contract as of the Issue Date are listed on the Annuity Data pages. Each Subaccount’s income, gains and losses, realized or unrealized, are credited to or charged against such Subaccount, without regard to income, gains or losses of any other Subaccount.

Each Subaccount invests exclusively in shares of a corresponding Underlying Fund. Shares of an Underlying Fund are purchased at their net asset value per share. Any amounts of income, dividends and gains distributed from the shares of an Underlying Fund are reinvested in additional shares of that Underlying Fund at its net asset value.

Changes to the Separate Account and Subaccounts

Unless prohibited by applicable law, We may:

•	create new separate accounts;

•	combine separate accounts; including the Separate Account;

•	transfer assets of the Separate Account to another separate account;

•	add new Subaccounts to or remove existing Subaccounts from the Separate Account, or combine Subaccounts;

•	make Subaccounts, including new Subaccounts, available to such classes of contracts as We may determine;

•	add new Underlying Funds or remove existing Underlying Funds;

•	substitute new Underlying Funds for any existing Underlying Fund with shares that no longer are available for investment by the Separate Account;

•	substitute new Underlying Funds for any existing Underlying Fund that We determine is no longer appropriate in view of the objectives of the Separate Account;

•	register and deregister the Separate Account under the Investment Company Act of 1940; and

•	operate the Separate Account under the direction of a committee or in any other form permitted by law.

No substitutions will be made until any prior required approval has been received from the Securities and Exchange Commission and any state governmental agency.

In the event of any substitution or change, We may, by endorsement, make such changes in this and other contracts as may be necessary or appropriate to reflect the substitution or change.

Transfers

Subject to Our right to impose restrictions on transfers, as set forth in this contract, You may transfer Your Account Value between the Fixed Account and the various Subaccounts and between Subaccounts.

We reserve the right to set a maximum number of Subaccounts in which You may invest at any one time. No transfers are allowed after the Annuity Date.

You must send Your transfer request to Our Home Office. Transfers will be effective as of the end of the Valuation Period during which We receive Your request at Our Home Office, or as of the end of the Valuation Period during which a requested future date falls.

We may not accept or We may defer transfers at any time that We are unable to purchase or redeem shares of an Underlying Fund. We reserve the right to terminate the transfer feature at any time.

Transfer restrictions

Prior to the Annuity Date, We reserve the right to limit transfers from the Fixed Account to the various Subaccounts in the following ways:

a.	Allow no more than 25 percent of the Fixed Account Value to be transferred to one or more Subaccounts during any 365 day period.

b.	If a request to transfer the total Fixed Account Value to one or more Subaccounts is received, the Fixed Account Value would have to be transferred over a four year period. In that case, no more than 25 percent of the amount being transferred will be transferred in any year prior to the year of the final transfer.

The contract is not designed for individuals, advisers, professional market timing organizations, or other persons whose trading strategies are designed to exploit inefficiencies in the pricing of Underlying Funds in which the Subaccounts invest. We reserve the right to reject any transfer requests believed to be made for the purpose of market timing or for any other purpose that We, in Our sole discretion, determine to be potentially detrimental to other shareholders of an Underlying Fund. We also reserve the right, in Our sole discretion, to revoke, limit or otherwise modify the privilege to submit transfer requests and/or to prescribe the contents of and the means by which any transfer request is delivered or transmitted to Us. We reserve the right to limit transfers or to refuse any transfer request if We are informed by one or more Underlying Funds that they intend to restrict the purchase of portfolio shares because of excessive trading or because they believe that a specific transfer or group of transfers would have a detrimental effect on the price of the portfolio shares. We will notify you in writing of any action taken to restrict transfer privileges. Further details are in the Separate Account prospectus.

Surrender and Withdrawal

Surrender

You may surrender this contract before the Annuity Date and We will pay You the Surrender Value. All requests must be received at Our Home Office in a form satisfactory to Us.

A surrender terminates this contract. Thereafter, We will be free of any liability for this terminated contract.

The Surrender Value of this contract is not less than the minimum required by the state in which this contract was delivered. The Surrender Value is equal to the Account Value less any applicable surrender charges and a proportionate amount of any applicable Annual Maintenance Fee. The surrender charges are shown on the Annuity Data pages.

Payment of the Fixed Account portion of the Surrender Value usually occurs within 30 calendar days after the date We receive Your request. If payment is deferred after 30 calendar days, We will continue to credit the applicable interest rate. We reserve the right to defer payment of the Fixed Account portion of the Surrender Value for a period not to exceed six months, but only after We have made written request and received written approval of the insurance department of the state in which this contract was delivered.

We will send You the Variable Account portion of the Surrender Value within seven calendar days after We receive Your request.

Withdrawal

You have the right to withdraw part of Your Account Value before the Annuity Date. All requests must be received in Our Home Office in a form satisfactory to Us. The Account Value will be reduced by the amount We distribute, per Your request, and any applicable surrender charge. Any one withdrawal must be an amount not less than the minimum withdrawal amount shown on the Annuity Data pages.

Any applicable surrender charges will be waived under certain conditions, as described below:

10 percent penalty free

No surrender charge will apply on the first 10 percent of the Account Value withdrawn or surrendered, if:

1.	it is the initial withdrawal or it has been more than 365 days since the last withdrawal; or

2.	it is a surrender and there have been no previous withdrawals or it has been more than 365 days since the last withdrawal.

Disability

Upon Your continuing total disability and receipt of Your request for a withdrawal or surrender, We will waive any applicable surrender charge. Your continuing total disability, as defined by Section 72(m)(7) of the Internal Revenue Code, must begin at least three months immediately prior to receipt of the surrender or withdrawal request. Proof of Disability is required.

Internal Revenue Code Section 72(m)(7) defines disabled as unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death or to be of long continued and indefinite duration.

Required minimum distributions

We will waive any applicable surrender charge on withdrawals taken to satisfy minimum distributions based on the Account Value of this contract that are required by the Internal Revenue Code.

Death Benefit

The Death Benefit is the greatest of:

1.	the Account Value; or

2.	the Net Premium paid to Us, less (a) an adjustment for any withdrawals and (b) an adjustment for any outstanding loan balance; or

3.	the Death Benefit provided in any rider attached to Your contract.

An adjustment for any withdrawal is determined by dividing the withdrawal amount by the Account Value immediately prior to the withdrawal and multiplying the resulting fraction by the Death Benefit immediately prior to the withdrawal.

We will calculate the Death Benefit as of the date We receive Proof of Death at Our Home Office. The Death Benefit will include interest accrued from the date We receive Proof of Death to the date of payment.

We will pay the Death Benefit when We receive Proof of Death while this contract is in force and before the Annuity Date, if:

•	any owner dies; or

•	the sole Annuitant dies and the sole owner is not a Natural Person.

If the Beneficiary is Your spouse and death occurs prior to the Annuity Date, Your spouse may elect to:

1.	receive the Death Benefit in a lump sum; or

2.	apply the Death Benefit to an annuity option; or

3.	be treated as the owner of this contract and the contract can continue.

If the contract is continued, Your spouse may make a single withdrawal of any amount of the Account Value within one year of the date We receive Proof of Death. No surrender charge will apply.

If the Beneficiary is not Your spouse and death occurs prior to the Annuity Date, Your Beneficiary(ies) may elect to:

1.	receive the Death Benefit in a lump sum; or

2.	apply the Death Benefit to an annuity option.

The Death Benefit proceeds under this contract must be distributed within five years after the date of death if the Beneficiary(ies) choose to receive the Death Benefit in a lump sum.

If an annuity option is elected, payments from the annuity option must begin within one year of the date of death. Guaranteed annuity payments cannot extend beyond the life expectancy of the Beneficiary(ies), as defined by the Internal Revenue Code.

The decision to receive the Death Benefit in a lump sum or apply the Death Benefit value to an annuity option must be made within 60 days of when the Death Benefit became payable.

Income Phase

Annuity Date

The annuity payments made to You will begin on the Annuity Date. The Annuity Date is the date the Annuitized Value is applied to an annuity option. The anticipated Annuity Date is shown on the Annuity Data pages. You may change the Annuity Date by notifying Us at least 30 days prior to this date.

The Annuity Date may be any date prior to the later of the Annuitant’s 95th birthday or the 10th Contract Anniversary.

Annuity payments

Guaranteed payments from a fixed annuity option remain level except in the case of a joint and survivor annuity with a 50 percent or two-thirds survivor option. Payments from a variable annuity option will change as described below.

The Annuitized Value applied to purchase variable annuity payments will be allocated to the Subaccount(s) as You instruct. Not all Subaccount(s) may be available for annuity payments. The first monthly annuity payment purchased per $1,000 applied to each Subaccount under a variable annuity option will be the same amount as the initial monthly annuity payment purchased per $1,000 applied to the corresponding fixed annuity option as shown on the Fixed Account Minimum Monthly Annuity Option Payments tables.

After the Annuity Date, the variable annuity payment of each Subaccount is determined by multiplying the number of Variable Annuity Units by the value of such unit for the corresponding Subaccount.

Within each Subaccount, the number of Variable Annuity Units is determined by dividing:

•	the amount of the first payment from that Subaccount; by

•	the value of a Variable Annuity Unit in the appropriate Subaccount on the Valuation Date coincident with the date that the Annuitized Value was applied toward the variable annuity option(s).

Under Option A, the number of such units will not change when figuring the second and subsequent payments. Under Option C, upon the death of one Annuitant, the selected survivor option percentage will be applied to the number of Variable Annuity Units.

The second and subsequent payment(s) will be based on the investment experience of the Underlying Fund(s) and will be affected by the mortality and expense risk fee and the assumed interest rate. The value of each Variable Annuity Unit for each Subaccount was initially set at $10 as of the date annuity payments were first calculated. Subsequent Variable Annuity Unit values of any Subaccount are determined by multiplying the previous Variable Annuity Unit value by the current net investment factor.

The current net investment factor for each Subaccount is computed by dividing (a) by (b) and multiplying by (c) where:

(a)	is the current net asset value per share on the last Valuation Date of the current Valuation Period plus any dividends or other distributions in the current Valuation Period;

(b)	is the net asset value of such shares on the last Valuation Date of the preceding Valuation Period;

(c)	is annually equal to one divided by the sum of one plus the assumed interest rate and the mortality and expense risk fee. This amount is adjusted to a rate applicable for the Valuation Period. The assumed interest rate is shown on the Annuity Data pages.

If the current net investment factor is equal to one, monthly payments from that Subaccount will remain level. If the current net investment factor is greater than one, the monthly payments from that Subaccount will increase. Conversely, if the current net investment factor is less than one, the payments from that Subaccount will decrease.

Annuity payments terms and conditions

This contract provides for fixed or variable annuity options or a combination of both.

The initial monthly annuity payment purchased by each $1,000 of Annuitized Value depends on the annuity option selected. The minimum fixed annuity payments are based upon the Annuity 2000 Mortality Table and 2 percent interest. The fixed annuity payments under this contract may be increased by Us.

If We do not receive written election of an annuity option from You at Our Home Office at least 30 days before the anticipated Annuity Date, the annuity option will be Life Annuity with Payments Guaranteed for 10 Years. Your Annuitized Value will be allocated to this option as follows:

1.	the Fixed Account Value will be applied to purchase a monthly fixed annuity.

2.	the Variable Account Value will be applied to purchase a monthly variable annuity.

Annuity payments may also be available in quarterly, semi-annual, and annual installments. The minimum amount required to establish an annuity option is shown on the Annuity Data pages.

If You choose an annuity option payable over the lifetime of an Annuitant, We may require:

•	proof of both the Annuitant’s and any joint Annuitant’s age and sex before annuity payments begin; and

•	proof that the Annuitant and any joint Annuitant are still living before We make each payment.

A lump sum settlement is available under this contract. A lump sum settlement payment is equal to the Surrender Value.

If any owner dies on or after the Annuity Date and before the entire interest in this contract has been distributed, the remaining portion of such interest will be distributed at least as rapidly as under the original method of distribution being used as of the date of such owner’s death.

Annuity Options

Prior to Your Annuity Date, You may select any of the following options. Annuity options are available on both a fixed and variable payment basis unless otherwise stated. We reserve the right to make available other annuity options.

Option A, Life Annuity with Payments Guaranteed for Life Only, 10, 15, or 20 Years

Annuity payments are made to You beginning on the Annuity Date. The annuity payments will be based upon the number of guaranteed payments selected, and the age and sex of the Annuitant on the Annuity Date. Annuity payments for this annuity option will continue as long as the Annuitant lives, or until all guaranteed payments have been made, whichever is later.

Guaranteed annuity payments cannot extend beyond the life expectancy of the Annuitant, as defined by the Internal Revenue Code.

If You die before all annuity payments have been made, the remaining annuity payments will be paid to Your Beneficiary(ies) as scheduled.

If the Annuitant dies before all guaranteed annuity payments have been made, the remaining guaranteed annuity payments will be paid to You, if living, otherwise to Your Beneficiary(ies) as scheduled.

After the Annuity Date, this annuity option cannot be changed and withdrawals cannot be made.

The minimum monthly fixed annuity payments purchased per $1,000 applied for this option are located on the Fixed Account Minimum Monthly Annuity Option Payments tables.

Option B, Payments for a Specified Period

Annuity payments are made to You beginning on the Annuity Date and continue for the specified period of time elected. The specified period can be as short as five years or as long as 30 years, so long as the payments extend beyond the surrender charge period. This option is available on a fixed payment basis only.

Annuity payments cannot extend beyond the life expectancy of the Annuitant, as defined by the Internal Revenue Code.

If You die before all annuity payments have been made, the remaining annuity payments will be paid to Your Beneficiary(ies) as scheduled.

If the Annuitant dies before all annuity payments have been made, the remaining annuity payments will be paid to You, if living, otherwise to Your Beneficiary(ies) as scheduled.

After the Annuity Date, You may change this annuity option, withdraw a portion of the Annuitized Value (subject to the minimum withdrawal amount shown on the Annuity Data pages) or surrender this option. Any change or withdrawal You make may affect annuity payments You receive thereafter. Surrender charges may apply. If You surrender this option, Your annuity payments will cease and the contract will terminate. Thereafter, We will be free of any liability for this terminated contract.

The minimum monthly fixed annuity payments purchased per $1,000 applied for this option are located on the Fixed Account Minimum Monthly Annuity Option Payments tables.

Option C, Joint and Survivor Annuity

Annuity payments are made to You beginning on the Annuity Date. The annuity payments will be based upon the specific survivor option selected, and the age and sex of the two Annuitants on the Annuity Date.

The available survivor options are to pay during the lifetime of the survivor: (1) 50 percent; (2) two-thirds; or (3) 100 percent of the annuity payments paid while both Annuitants were living.

Upon the death of one Annuitant, the selected survivor option percentage will be applied to determine the remaining payments during the lifetime of the survivor. Upon the death of the survivor, annuity payments cease.

If You die while at least one Annuitant is living, the remaining annuity payments will be paid to Your Beneficiary(ies) as scheduled.

After the Annuity Date, this annuity option cannot be changed and withdrawals cannot be made.

The minimum monthly fixed annuity payments purchased per $1,000 applied for this option are located on the Fixed Account Minimum Monthly Annuity Option Payments tables. Additional information is available upon Your request.

Contract Charges

Annual Maintenance Fee

The Annual Maintenance Fee is deducted from the Account Value on each Contract Anniversary date; a proportionate amount of the annual fee will be deducted upon surrender of this contract. The Annual Maintenance Fee is deducted from the Subaccount containing the greatest value or from the Fixed Account when none of the Subaccounts have sufficient value. When the Annual Maintenance Fee is deducted from the Fixed Account, it may be assessed against any amount held in the Fixed Account, including guaranteed interest. This charge is shown on the Annuity Data pages and helps cover the cost of general maintenance of the contract.

Mortality and expense risk fee

To compensate Us for the mortality and expense risks We assume under the contract, We will charge the Subaccounts a fee equivalent to the mortality and expense risk fee shown on the Annuity Data pages. Further details of this fee are in the Separate Account prospectus.

Rider charges

We will charge the Fixed and/or Variable Account a charge for each rider elected equivalent to the rider charge amount(s) shown on the Annuity Data pages. The amount of the charge(s) is based upon the riders You elected in the application.

Surrender charge

A surrender charge may be imposed on certain surrenders and withdrawals. The surrender charge is a percentage of the Account Value withdrawn or surrendered. Surrender charges are shown on the Annuity Data pages.

Taxes

Any premium taxes relating to this contract will be deducted from the premium or deducted from Your Annuitized Value, when applicable. Such premium taxes and the time of deduction of those taxes will be determined by Your current place of residence. Any income tax withholdings relating to this contract will be deducted from any distribution.

Other Terms of Your Contract

Our contract with You

These pages, including a copy of the application and any attached endorsements or riders, are Your entire contract with Us. We issued it based upon Your application and payment of the premium.

The statements made in the application, in the absence of fraud, will be treated as representations and not as warranties.

Only Our president, vice president, or the corporate secretary has the authority to change this contract. No agent may do this. Any change or alteration made to this contract must be in writing and approved by an authorized officer of the Company.

Incontestability

This contract will be incontestable after its Issue Date. This means that We will not use any misstatements by the owner in the application, except for the misstatement of age or sex, to challenge any claim or to avoid liability under this contract after this time.

Misstatement of age or sex

If any age or sex has been misstated, We will pay annuity payments in the amount which would have been paid at the correct age and sex. Any overpayments We have made, including interest, will be deducted from future payments. Any under payments, including interest, will be paid in a lump sum to the owner if living, otherwise the Beneficiary(ies). The interest rate will be equal to the guaranteed interest rate after the Annuity Date as indicated on the Annuity Data pages. We may pay interest in excess of the guaranteed amount. This interest may vary from time to time and is not guaranteed.

Conformity with state law

This contract is subject to the laws of the state in which it was delivered. If any part of this contract does not comply with the law, it will be interpreted by Us as if it did.

This contract may be changed by Us to maintain compliance with applicable state and federal law.

Exchange

You may exchange this contract for another annuity contract We issue if We approve the exchange.

Proof of age and survival

We reserve the right to require proof of the Annuitant(s) age prior to the Annuity Date. In addition, for life contingent annuity options, We may require evidence of survival of any Annuitant(s) periodically on or after the Annuity Date.

Settlements

We may require that this contract be returned to Us prior to any settlement. We must receive Proof of Death before the settlement of a death claim. Any Surrender Value or Death Benefit under this contract will be no less than the minimum benefits required by the statutes of the state in which this contract was delivered. Payment of the Surrender Value or Death Benefit will terminate this contract. Thereafter,

We will be free of any liability for this terminated contract.

Periodic reports

Prior to the Annuity Date, We will send a statement containing Your Account Value, Surrender Value, premium payments, credited interest and other contract information at least once a year. We will provide You with Account Value information at any time upon request.

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Individual Flexible Premium Deferred

Variable Annuity Contract

Annuity Data Pages

Owner: [John Doe]
Annuitant: [John Doe]	Issue Age:	[35]
Contract Number: [SPECIMEN]	Issue State:	[XX]
Anticipated Annuity Date: [08/01/2040]	Issue Date:	[08/01/2005]

Premium Payments:

Proposed Premium Payment(s)	$[2,000.00] per year, payable in [(1)] installment(s)

Lump Sum Premium	$[0.00]

Premium Limits:

Minimum Premium	$[300.00 annually]

Maximum Annual Premium	As permitted by IRS regulations

Maximum Cumulative Premium	$1,000,000.00, without Our prior approval

Minimum Premium Increase	$[120.00 annually]

Maximum Premium Increase	As permitted by IRS regulations

Minimum Withdrawal/Transfer Amount $[100.00 for the Fixed Account or any Subaccount]

Minimum Remaining Balance After Withdrawal	$[100.00 for the Fixed Account or any Subaccount]

Minimum amount required to establish an Annuity Option	$2,000.00

Loan Provision_Available	[Yes]

Premium Allocations:

Fixed Account		[100]%

Variable Account	[Wilsh VIT Bal HM Share 0]%	[Wilsh VIT Income HM sh 0]%

	[Wilsh VIT ST HM Shares 0]%	[Wilsh VIT Eq HM Shares 0]%

	[Wilsh VIT SR HM Shares 0]%	[Wilsh VIT Intl HM sh 0]%

	[Wilsh VIT SmCGr HM sh 0]%	[Wilsh 5000 Index 0]%

	[Wilsh Lrg Co Gr 0]%	[Fidelity 500 Index 0]%

	[Fidelity Growth & Inc 0]%	[Fidelity Overseas 0]%

	[Fidelity High Income 0]%	[Fidelity Mid Cap 0]%

	[Davis Value 0]%	[Strong Opportunity II 0]%

	[Strong Mid Cap Growth 0]%	[JP Morgan Disc Equity 0]%

	[Rainier Small/Mid Cap 0]%	[Neuberger Ber Genesis 0]%

	[Alliance Prem Growth 0]%	[Putnam VT Vista 0]%

	[Warburg Pincus Sm Co 0]%	[Wilsh Sm Co Value 0]%

Total 100%

Page 3A

Minimum allocation	$[100.00 per year for the Fixed Account or any Subaccount]

Annuity Data Pages

Owner: [John Doe]
Annuitant: [John Doe]
Contract Number: [SPECIMEN]

Guaranteed Interest Rate:

Prior to the Annuity Date:
Fixed Account	[2.50%]
Variable Account	none
After the Annuity Date:
Fixed Account	2.00%
Variable Account	none

Assumed Interest Rate:	2.00%

Elected Riders:
[Premium Bonus:	[2.00%] of all premiums received during the [first] contract year

Guaranteed Minimum Withdrawal Benefit:	[7% of premium with step-up provision]
Guaranteed Minimum Death Benefit:	[3%] Accumulation
Guaranteed Minimum Death Benefit:	[5-Year] Step-up]

Page 3A

Annuity Data Pages

Owner: [John Doe]
Annuitant: [John Doe]
Contract Number: [SPECIMEN]

Contract Charges:

[Surrender Charges	During Contract Year	Surrender Charge*
	1	8.0%
	2	7.5%
	3	7.0%
	4	6.0%
	5	5.0%
	6	4.0%
	7	3.0%
	8	2.0%
	9	1.0%
	thereafter	0.0%]

*	The surrender charge is a percentage of the Account Value withdrawn or surrendered.

Annual Maintenance Fee	[$25 per year will be deducted from the Account Value on each Contract Anniversary if the Account Value is less than $25,000 on that Contract Anniversary.]

Mortality and Expense Risk Fee
Fixed Account	[0.00%]
Variable Account	[1.25%]

Rider Charges:
[Premium Bonus:
Fixed Account	[0.00%]
Variable Account	[0.00%]
Guaranteed Minimum
Withdrawal Benefit:
Fixed Account	[0.00%] This Rider charge may change if you elect to step-up.
Variable Account	[0.50%] This Rider charge may change if you elect to step-up.

Guaranteed Minimum Death
Benefit Rider – Accumulation:
Fixed Account	[0.00%]
Variable Account	[0.10%]

Guaranteed Minimum Death
Benefit Rider – Step-up:
Fixed Account	[0.00%]
Variable Account	[0.10%]

Total M&E and Rider Charges:
Fixed Account	[0.00%]
Variable Account	[1.95%]

Maximum M&E and Rider Charges:
Fixed Account	none
Variable Account	[2.40%]

Page 3B

FIXED ACCOUNT MINIMUM MONTHLY ANNUITY OPTION PAYMENTS

Per $1,000.00 of Annuitized Value used to purchase an Annuity Option

Option A and B Tables

Attained Age	Life Annuity with Payments Guaranteed for Life Only, 10, 15, or 20 Years								Payments for a Specified Period of 5 to 30 Years
	Life Only		10 Years		15 Years		20 Years		Number of Years in Fixed Period	Fixed Period Income
	Male	Female	Male	Female	Male	Female	Male	Female
50	3.55	3.30	3.52	3.28	3.49	3.27	3.43	3.24	05	17.49
51	3.62	3.36	3.59	3.34	3.55	3.32	3.49	3.29	06	14.72
52	3.70	3.42	3.66	3.41	3.62	3.38	3.55	3.35	07	12.74
53	3.78	3.49	3.74	3.47	3.69	3.45	3.61	3.40	08	11.25
54	3.86	3.56	3.82	3.54	3.76	3.51	3.67	3.46	09	10.10
55	3.95	3.64	3.90	3.62	3.84	3.58	3.74	3.53	10	9.18
56	4.04	3.72	3.99	3.69	3.92	3.65	3.80	3.59	11	8.42
57	4.14	3.80	4.08	3.77	4.00	3.73	3.87	3.66	12	7.80
58	4.25	3.89	4.18	3.86	4.08	3.81	3.94	3.72	13	7.26
59	4.36	3.99	4.28	3.95	4.17	3.89	4.00	3.79	14	6.81
60	4.48	4.09	4.39	4.04	4.26	3.98	4.07	3.87	15	6.42
61	4.61	4.20	4.50	4.14	4.36	4.07	4.14	3.94	16	6.07
62	4.74	4.31	4.62	4.25	4.46	4.16	4.21	4.01	17	5.77
63	4.89	4.43	4.75	4.36	4.56	4.26	4.28	4.09	18	5.50
64	5.04	4.56	4.88	4.48	4.66	4.36	4.35	4.16	19	5.26
65	5.21	4.70	5.02	4.60	4.76	4.46	4.41	4.24	20	5.04
66	5.38	4.85	5.16	4.74	4.87	4.57	4.48	4.31	21	4.85
67	5.57	5.01	5.31	4.87	4.97	4.68	4.54	4.39	22	4.67
68	5.77	5.18	5.46	5.02	5.08	4.79	4.60	4.46	23	4.51
69	5.98	5.36	5.62	5.17	5.18	4.91	4.65	4.53	24	4.36
70	6.21	5.56	5.79	5.34	5.29	5.03	4.70	4.59	25	4.22
71	6.45	5.77	5.95	5.51	5.39	5.14	4.75	4.65	26	4.10
72	6.71	6.00	6.13	5.68	5.49	5.26	4.79	4.71	27	3.98
73	6.99	6.25	6.30	5.87	5.58	5.37	4.83	4.76	28	3.87
74	7.28	6.52	6.48	6.06	5.67	5.49	4.87	4.81	29	3.77
75	7.59	6.81	6.66	6.25	5.76	5.59	4.90	4.85	30	3.68

FIXED ACCOUNT MINIMUM MONTHLY ANNUITY OPTION PAYMENTS

Per $1,000.00 of Annuitized Value used to purchase an Annuity Option

Option C Table

Joint and Survivor Annuity with 50 Percent to Survivor

Attained age of Payees	Male Age 55	Male Age 60	Male Age 65	Male Age 70	Male Age 75
Female Age 55	3.79	4.02	4.28	4.59	4.92
Female Age 60	4.02	4.28	4.58	4.93	5.32
Female Age 65	4.29	4.59	4.94	5.35	5.81
Female Age 70	4.62	4.96	5.38	5.87	6.42
Female Age 75	5.00	5.40	5.90	6.49	7.18

Joint and Survivor Annuity with two-thirds to Survivor

Attained age of Payees	Male Age 55	Male Age 60	Male Age 65	Male Age 70	Male Age 75
Female Age 55	3.59	3.78	3.97	4.17	4.37
Female Age 60	3.80	4.03	4.27	4.52	4.77
Female Age 65	4.03	4.31	4.62	4.94	5.27
Female Age 70	4.27	4.61	5.00	5.42	5.86
Female Age 75	4.53	4.94	5.42	5.97	6.56

Joint and Survivor Annuity with 100 Percent to Survivor

Attained age of Payees	Male Age 55	Male Age 60	Male Age 65	Male Age 70	Male Age 75
Female Age 55	3.26	3.38	3.47	3.53	3.57
Female Age 60	3.44	3.61	3.76	3.88	3.96
Female Age 65	3.59	3.84	4.07	4.28	4.43
Female Age 70	3.71	4.04	4.38	4.71	4.99
Female Age 75	3.80	4.20	4.66	5.14	5.60

Page 4A

Horace Mann Life Insurance Company

Home Office:	1 Horace Mann Plaza
Springfield, Illinois 62715

Guaranteed Minimum Death Benefit Rider B Accumulation

This Rider is made a part of the contract to which it is attached. All definitions, provisions, and exceptions of the contract apply to this Rider unless changed by this Rider. Terms not defined in this Rider have the meaning given to them in the contract. In the case of a conflict with any provision in the contract, the provisions of this Rider will control.

Effective date

This Rider is effective as of the Issue Date.

Death Benefit

Prior to the Annuity Date, Your Death Benefit is equal to the greatest of:

1.	the Death Benefit as described in the contract; or

2.	the Death Benefit provided in any other rider attached to Your contract; or

3.	the Accumulation Death Benefit described in this Rider.

Accumulation Death Benefit

This Rider provides an Accumulation Death Benefit as follows:

On the Issue Date, the Accumulation Death Benefit is equal to the initial Net Premium received. Your Accumulation Death Benefit is increased by any subsequent Net Premium received, decreased by any adjustments for withdrawals, and is accumulated at the following interest rates:

1.	[3.00] percent prior to or upon the Contract Anniversary immediately following the oldest owner’s attainment of age 80.

2.	[0] percent thereafter.

For contracts without a loan endorsement, an adjustment for any withdrawal is determined by dividing the withdrawal amount by the Account Value immediately prior to the withdrawal and multiplying the resulting fraction by the Accumulation Death Benefit immediately prior to the withdrawal.

For contracts with a loan endorsement, an adjustment for any withdrawal is determined by dividing the withdrawal amount by the Total Accumulation Value (as defined in the loan endorsement) immediately prior to the withdrawal and multiplying the resulting fraction by the Accumulation Death Benefit immediately prior to the withdrawal.

The Accumulation Death Benefit will be adjusted by any outstanding loan balance at the time We receive Proof of Death of any owner, or the sole Annuitant if the sole owner is not a Natural Person.

We will calculate the Death Benefit when We receive Proof of Death of any owner or the sole Annuitant, if the sole owner is not a Natural Person.

Maximum Accumulation Death Benefit value

The amount of the Accumulation Death Benefit shall not exceed an amount equal to 200 percent of Net Premium, less any adjustments for withdrawals, and less an adjustment for any outstanding loan balance as of the date We receive Proof of Death.

Rider charge

Any charge for this Rider is shown on the Annuity Data pages and is guaranteed not to increase after this Rider has been issued.

We will deduct any Variable Account charge for this Rider from Your Account Value held in the Subaccounts. We will deduct any Fixed Account charge for this Rider from any premium bonus, any interest We pay on the premium bonus, and any interest We may pay in excess of the guaranteed interest with respect to any other amount held in the Fixed Account. To the extent any Fixed Account charge for this Rider exceeds these amounts, no deduction will be made.

Rider restrictions

We reserve the right to restrict allocations or transfers to the Fixed Account or any of the Separate Account Subaccounts.

Termination of this Rider

This Rider cannot be terminated by You after the Contract Date. This Rider terminates upon the earliest of:

a.	when You apply Your Annuitized Value to an annuity option, as described in the contract; or

b.	the date the contract terminates due to surrender or death.

President	Corporate Secretary

Horace Mann Life Insurance Company

Home Office:	1 Horace Mann Plaza
Springfield, Illinois 62715

Guaranteed Minimum Death Benefit Rider B Step-Up

This Rider is made a part of the contract to which it is attached. All definitions, provisions, and exceptions of the contract apply to this Rider unless changed by this Rider. Terms not defined in this Rider have the meaning given to them in the contract. In the case of a conflict with any provision in the contract, the provisions of this Rider will control.

Effective date

This Rider is effective as of the Issue Date.

Death Benefit

Prior to the Annuity Date, Your Death Benefit is equal to the greatest of:

1.	the Death Benefit as described in the contract; or

2.	the Death Benefit provided in any other rider attached to Your contract; or

3.	the Step-Up Death Benefit described in this Rider.

Step-Up Death Benefit

The Step-Up Death Benefit is based on a series of calculations of Step-Up Anniversary Value. The Step-Up Death Benefit is equal to the greatest Step-Up Anniversary Value attained from this series of calculations, adjusted by any outstanding loan balance as set forth below.

We calculate the Step-Up Anniversary Value for [every/every fifth] Contract Anniversary prior to the oldest owner’s attainment of age 81, including the Contract Anniversary immediately following the oldest owner’s attainment of age 80 or when We receive Proof of Death, whichever is earlier.

For contracts with a loan endorsement, the Step-Up Anniversary Value for a given anniversary is equal to Your Total Accumulation Value (as defined in the loan endorsement) as of that anniversary increased by any subsequent Net Premium received, and decreased by any adjustments for any subsequent withdrawals.

The Step-Up Death Benefit will be adjusted by any outstanding loan balance at the time We receive Proof of Death of any owner or the sole Annuitant if the sole owner is not a Natural Person.

An adjustment for any subsequent withdrawal is determined by dividing the withdrawal amount by the Total Accumulation Value immediately prior to the withdrawal and multiplying the resulting fraction by the Step-Up Anniversary Value immediately prior to the withdrawal.

For contracts without a loan endorsement, the Step-Up Anniversary Value for a given anniversary is equal to the Account Value as of that anniversary increased by any subsequent Net Premium received, and decreased by any adjustments for any subsequent withdrawals.

An adjustment for any subsequent withdrawal is determined by dividing the withdrawal amount by the Account Value immediately prior to the withdrawal and multiplying the resulting fraction by the Step-Up Anniversary Value immediately prior to the withdrawal.

We will calculate the Death Benefit when We receive Proof of Death of any owner or the sole Annuitant, if the sole owner is not a Natural Person.

Rider charge

Any charge for this Rider is shown on the Annuity Data pages and is guaranteed not to increase after this Rider has been issued.

We will deduct any Variable Account charge for this Rider from Your Account Value held in the Subaccounts. We will deduct any Fixed

Account charge for this Rider from any premium bonus, any interest We pay on the premium bonus, and any interest We may pay in excess of the guaranteed interest with respect to any other amount held in the Fixed Account. To the extent any Fixed Account charge for this Rider exceeds these amounts, no deduction will be made.

Rider restrictions

We reserve the right to restrict allocations or transfers to the Fixed Account or any of the Separate Account Subaccounts.

Termination of this Rider

This Rider cannot be terminated by You after the Contract Date. This Rider terminates upon the earliest of:

a.	when You apply Your Annuitized Value to an annuity option, as described in the contract; or

b.	the date the contract terminates due to surrender or death.

President	Corporate Secretary